UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

CONTENTS

Settlement of Derivative Action

On March 30, 2020, B Communications Ltd. (the “Company”) announced that it has entered into a settlement agreement concerning a derivative action commenced in July 2016 that had been pending in Tel Aviv-Jaffa District Court. The derivative claim alleged that the Company had distributed an unlawful dividend of 113 million New Israeli Shekels (“NIS”), including approximately NIS 73 million to the Company’s former controlling shareholder, Internet Gold – Golden Lines Ltd. (“Internet Gold”).

Under the settlement agreement, which is subject to court approval (by both the District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings), the Company will receive a total of NIS 22 million (principal plus accrued interest) of the Company’s Series C Debentures currently held by Internet Gold, in return for a waiver of the derivative action against Internet Gold. The derivative plaintiff will be awarded a total amount of NIS 4.23 million for expenses, lawyers' fees and reward (which amount will come out of the NIS 22 million amount being paid by Internet Gold). The courts’ approvals of the settlement are expected in 2020, but could be delayed by appeals or other proceedings.

A copy of the Company’s press release making the foregoing announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: March 30, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release by B Communications Ltd. on March 30, 2020